[CGSH letterhead]
January 31, 2005

BY HAND
(Confidential Correspondence)
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
          Re: NCL Corporation Ltd. Registration Statement on Form F-4
Dear Mr. Webb:
     By letter dated December 17, 2004, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the F-4 Registration Statement (the “Registration Statement”) confidentially submitted on November 18, 2004 by NCL Corporation Ltd. (the “Company”). This letter sets forth the Company’s responses to the Staff’s comments.
     For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Please note that references to page numbers in the responses below relate to page numbers in the blackline version of the Registration Statement.
General
1.	Prior to the effective date of the registration statement, please provide a supplemental letter to us:
•	stating that you are registering the exchange offer in reliance on the staff positions enunciated in Exxon Capital Holdings Corp. (avail. April 13, 1995), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993); and

Mr. Max A. Webb
January 31, 2005

•	including the supplemental representations to the staff outlined in the Morgan Stanley and Shearman & Sterling no-action letters.
Response:
The Company notes the Staff’s comment and will provide the Staff with a supplemental letter stating that it is registering the exchange offer in reliance on the Staff positions enunciated in Exxon Capital Holdings Corp. (avail. April 13, 1995), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993); and including the supplemental representations to the Staff outlined in the Morgan Stanley and Shearman & Sterling no-action letters prior to the effective date of the Registration Statement.
Cover
2.	Please disclose, both here and in the summary section, that the notes will be exchanged in integral multiples of $1,000.
Response:
The requested disclosure has been provided on the cover and page 12.
Prospectus delivery legend, page 2
3.	Please reposition this to the outside back cover.
Response:
The prospectus delivery legend has been moved to the outside back cover.
Where you can find more information, page 4
4.	Delete the 4th and 5th sentences in this paragraph beginning with “(a)ny statement made in this prospectus” and ending with “of the document or matter involved” as they are inappropriate limitations. Your disclosure should discuss all the material elements of a document filed as an exhibit.
Response:
The Company has deleted the 4th and 5th sentences of this above-mentioned paragraph.
Industry and market data, page 5
5.	Revise to say that you believe and use the data, if true. If not, why are you including it?
Response:
The requested disclosure has been provided on page 5.

Mr. Max A. Webb
January 31, 2005

Summary, page 6
6.	Please delete the boilerplate disclosure in the introductory paragraph to the summary. In this regard, a summary, by its nature, does not contain all information found in the remainder of the disclosure document.
Response:
The Company has deleted the disclosure in the introductory paragraph to the summary.
7.	Revise the last paragraph to disclose your net income (loss) during the most recent audited period and your revenues (losses) for the interim stub.
Response:
The requested disclosure has been provided on page 6 and page 70.
8.	Please note that the summary should be brief and should provide just a brief description of your business and of the offering. Consider revising the summary to condense and to highlight the aspects of your business and of the offering that are most significant and delete the portions of the summary that merely repeat the text of the prospectus. Please refer to Instructions to paragraph Item 503(a) of Regulation S-K and to Item 3 of Form F-4.
Response:
The Company has revised this section to condense it and to highlight the aspects of its business and of the offering that are most significant.
Strong industry fundamentals, page 6
9.	We suggest eliminating or radically revising this section, which appears to be a blend of statements about the cruise industry and about your company. They seem to suggest that most people do what they want on vacations. People who go on cruises tend to like to do that. Are you suggesting that the 95% who choose not to go on cruises don’t like what they do on vacation?
Response:
The Company has eliminated this section.
10.	In addition, you state that one person in four who goes on one of your cruises likes it so much that he or she goes on another one of your cruises. Is that a percentage you are happy with or proud of?
Response:
The Company has eliminated this section.

Mr. Max A. Webb
January 31, 2005

11.	Also, we are not sure we understand the implications of the two statements that less than 5% of the North American vacation market is represented by cruises and that only 15% of the U.S. market has ever taken a cruise. Does this mean that Canadians don’t cruise for vacation or that cruises by 15% of the population accounts for 5% of the tourist dollar? Or does it suggest that although 15% have tried it at one time or another, cruises are not what people tend to repeat?
Response:
The Company has eliminated this section.
“Homeland Cruising”, page 8
12.	Revise the first sentence to recast it as your belief, or otherwise identify the source of such information. We believe that there have been a number of newspaper articles recently saying that tourist travel via air had returned to pre-9/11 levels.
Response:
The Company has revised the first sentence to recast it as its belief.
Recent developments, page 11
13.	Revise this section to mention the July 15, 2004 offering of the $250 million Senior Notes due 2014 and the purposes for which the proceeds of that offering were used.
Response:
The requested disclosure has been provided on page 10.
Certain federal income tax consequences, page 13
14.	Revise here to clarify that the exchange “will not” be a taxable transaction, as you say in the tax discussion.
Response:
The requested clarification has been provided on page 13.
Ratio of earnings to fixed charges, page 17
15.	Please revise the registration statement to include Exhibit 12 reflecting the computations of your ratio of earnings to fixed charges and your deficiency of earnings to cover fixed charges for the various periods presented. Also, please disclose the pro forma deficiency of earnings to cover fixed charges for the most recent fiscal year period presented in addition to the latest interim period. Refer to the requirements of Item 21 of Form F-4, Item 601 of Regulation S-K and Item 503(d) of Regulation S-K.

Mr. Max A. Webb
January 31, 2005

Response:
The Company has included Exhibit 12 to the Registration Statement and disclosed the pro forma deficiency of earnings to cover fixed charges for the most recent fiscal year and the most recent interim period.
Risk Factors, page 18
16.	Delete the second and third sentences of the introductory paragraph.
Response:
The Company has deleted the second and third sentences in the introductory paragraph to the summary.
The indenture for the exchange notes and our credit facilities, page 19
17.	Revise this risk factor to cross-reference the quantified covenants to which you refer and disclose them at a suitable place in the filing.
Response:
The Company has revised this risk factor to include a cross-reference to the disclosure of the referenced quantified covenants and has described the quantified covenants on page 98.
Because we are a holding company, page 19
18.	Revise this caption so that it adequately describes the risk (e.g. that your subsidiaries may not be able to generate sufficient cash flow to distribute finds to you).
Response:
The Company has revised the caption to describe the risk on page 19.
Our controlling shareholder is able to determine our corporate policies, page 24
19.	We note the disclosure in a risk factor on page 24 that the Lim Family indirectly controls 86.4% of Star Cruises Limited which in turn owns 100% of the Company’s common shares giving them the ability to control the Company’s operations and appoint all of its officers and directors. Please disclose the nature of this control relationship in the notes to the Company’s audited financial statements. Refer to the requirements of paragraph 2 of SFAS No.57.
Response:
The Company has added disclosure to Note 7 of the Company’s audited financial statements disclosing that at December 31, 2003 the Lim Family directly and indirectly controls 87.1% of Star Cruises Limited which in turn owns 100% of the Company’s common shares.

Mr. Max A. Webb
January 31, 2005

Amendments to the collective bargaining agreements, page 25
20.	If you have any collective bargaining agreements that expire within the next two years, please disclose.
Response:
The requested disclosure has been provided on page 25.
The exchange offer, page 28
21.	Revise your disclosure to clarify that you will return the tendered notes not accepted for exchange “promptly,” not “as soon as practicable,” following the expiration or termination of the offer. Refer to Rule 14e-1(c). Please revise here and throughout the document, as necessary.
Response:
The Company has revised the disclosure to clarify that it will return the tendered notes not accepted for exchange “promptly” following expiration or termination of the offer on page 30, page 32 and page 33.
Terms of the exchange offer, page 29
22.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). We note that your offer is schedule to expire at 5:00 p.m., New York City time on an unspecified date. Please confirm that you will change, if necessary, the expiration time to 12:00 midnight on the twentieth business day the offer is open to comply with Rule l4e-1(a). Refer to the Rule 14d-l(g)(3) definition of business day and revise as appropriate. See also Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response:
The Company confirms that the offer will remain open for at least 20 full business days and has revised the disclosure on page 13 accordingly. The Company confirms that, if necessary, it will change the expiration time to 12:00 midnight on the twentieth business day the offer is open to comply with Rule l4e-1(a). The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Mr. Max A. Webb
January 31, 2005

Expiration date, page 30
23.	We note the last paragraph of this section. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule l4e-l(d).
Response:
The Company has modified the “Expiration Date” section on page 30 to provide for written notice of any extension both to the exchange agent and by public announcement communicated by no later than 9:00 a.m. on the next business day following the previously scheduled expiration date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service.
24.	Please revise to disclose the circumstances in which you may delay acceptance of any old notes. For example, if you are referring to the right to delay acceptance due to an extension of the exchange offer, so state.
Response:
The Company has revised this section on page 30 to disclose that it will delay acceptance of the old notes in the event that it extends the period of time during which the exchange offer is open.
Use of proceeds, page 35
25.	Please add a second paragraph explaining how you used the proceeds from the sale of the original notes.
Response:
The requested disclosure has been provided on page 35.
Capitalization, page 36
26.	The capitalization table should not function as a balance sheet. Accordingly, please delete “cash and cash equivalents” as an item. In addition, update the capitalization table to reflect any material change in the amount of your indebtedness and outstanding securities. See Form 20-F Item 3.B.
Response:
The Company has deleted “cash and cash equivalents” as an item and updated the capitalization table as of September 30, 2004.

Mr. Max A. Webb
January 31, 2005

Selected Consolidated Financial Information and Operating Data, page 37
27.	We note your presentation of the non-GAAP measure “EBITDA” in your Selected Consolidated Financial Information on page 37. Please revise footnote (12) to disclose the purposes for which this non-GAAP measure is used by the Company’s management. Also, based on the current disclosures provided in footnote (12), it appears that this measure is used primarily as a liquidity measure rather than as a measure of operating performance. Given such usage of this non-GAAP measure, net income would not be the most comparable measure under US GAAP. Please revise to include a reconciliation of EBITDA to cash flow from operations if EBITDA is used by management as a liquidity measure, as your current disclosures imply. Alternatively, revise footnote (12) to clarify how this measure is used by management as a measure of operating performance. Refer to the guidance outlined in General Instruction C. (e) of Form 20-F and Item 10(e) of Regulation S-K.
Response:
The Company has revised the Registration Statement to include a reconciliation of EBITDA to cash flow from operations and to disclose that management uses this non-GAAP measure primarily as a liquidity measure.
28.	Disclose in footnote (3), if material, the amount of amortization expense for goodwill and other intangible assets that was included in determining net losses for periods prior to the adoption of SFAS No. 142.
Response:
The Company has revised the disclosure in footnote 3 to include the amount of goodwill and other intangible asset amortization expense recorded for each period prior to adoption of SFAS No. 142.
Unaudited Condensed Pro Forma Consolidated Financial Statements, page 43
29.	Revise the introductory paragraph to your pro forma financial statements to disclose the amount of borrowings you will initially obtain under your $800 million Senior Secured Credit Facility and to disclose the nature and amounts of the debt obligations that will be repaid using these borrowings and the proceeds of the original notes. The disclosures in the paragraph which precedes your capitalization disclosures on page 36 should be similarly revised. Also, explain in the introductory paragraph to your pro forma financial information the significant terms of the “Reorganization” transaction. Refer to the requirements of Rule 11-02(b)(2) of Regulation S-X.

Mr. Max A. Webb
January 31, 2005

Response:
The Company has revised the introductory paragraph of the unaudited condensed pro forma consolidated financial statements as noted. In addition, the Company has similarly revised the disclosures in the paragraph which precedes the capitalization disclosure on page 36.
Notes to Unaudited condensed pro forma consolidated financial statements, page 48
Note 2, Pro Forma Adjustments
30.	Refer to footnote (AA) – Please disclose in footnote (AA) the significant assumptions used to estimate or determine the amount of the pro forma adjustment for charter fee expense for the year ended December 31, 2003 and the six months ended June 30, 2004.
Response:
The Company has revised footnote (AA) as noted.
31.	Refer to footnote (BB) – Please disclose in footnote (BB) the historical cost and net book value of the six ships transferred to Star Cruises limited in connection with the reorganization transaction.
Response:
The Company has revised footnote (BB) as noted.
32.	Refer to footnote (CC) – Please disclose in footnote (CC) the amount of the Fleet Facility Loan that was transferred in connection with the Reorganization transaction and which was used to calculate or determine the adjustments denoted by (CC) in the pro forma statements of operations.
Response:
The Company has revised footnote (CC) as noted.
33.	Refer to footnotes (DD), (II) and (JJ) – Please disclose in footnotes (DD), (II) and (JJ) the significant assumptions used to estimate or determine the amounts of these adjustments. As part of these disclosures, please indicate the amount of the deferred financing costs originally incurred in connection with the related debt obligations that were repaid and the term or period over which they were being amortized to expense.
Response:
The Company has revised footnote (DD), (II) and (JJ) as noted.

Mr. Max A. Webb
January 31, 2005

34.	Refer to footnotes (KK) and (LL) – We noticed your disclosure related to the elimination of the historical interest expense related to the Norwegian Star’s portion of the $626.9 million Syndicated Term Loan and the $210 million Norwegian Sky Loan, which was repaid by the proceeds of the offering of the original notes and portion of the proceeds from the $800.0 million Senior Secured Credit Facility. Although the reader can gather the respective debt balance from Notes (C) and (D) and you disclose the associated historical interest rates for the year ended December 31, 2003 and for the six months ended June 30, 2004, it is not clear how you computed the historical interest expense associated with these pro forma elimination adjustments. Please revise to disclose your methodology in computing the historical interest expense adjustments, including the associated period (i.e. daily, monthly, or annual), interest rate, and balance of debt. Also we noted that the second sentence of footnote (LL) describes these adjustments as the “historical amortization expense,” please revise to refer to “historical interest expense” rather than historical amortization expense.
Response:
The Company has revised footnote (KK) and (LL) as noted.
35.	Refer to footnote (MM) – Please revise to disclose how you computed the adjustments associated with the annual commitment fee on the $500,000,000 undrawn revolving credit facility portion of the $800,000,000 Senior Secured Credit Facility. Specifically, please describe what components / factors you used to come up with the total pro forma adjustments associated with this note.
Response:
The Company has revised footnote (MM) as noted.
36.	Refer to footnote (NN) – Please disclose the significant assumptions that were used to calculate or determine these pro forma adjustments for the year ended December 31, 2003 and the six months ended June 30, 2004.
Response:
The Company has revised footnote (NN) as noted.
Management’s discussion and analysis, page 51
Results of Operations, page 54
Six Months ended June 30, 2004 compared to six months ended June 30, 2003
Revenues
37.	Please clarify what you mean by the last sentence in the last paragraph on page 54 which states “Our net revenue yield in the six months ended June 30, 2004 increased

Mr. Max A. Webb
January 31, 2005

by 6.6% compared to the corresponding period in 2003.” As part of your response and your revised disclosure please clarify the meaning of “net revenue yield”.
Response:
“Net revenue yield” is net revenue divided by capacity days. A ship’s capacity days are determined by the ship’s berths (at two berths per cabin) multiplied by the aggregate number of days the ship is available for revenue service. Net revenue is defined as total revenues minus our most significant variable costs (including travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard revenues). The Company has revised the disclosure on page 54 to clarify the meaning of “net revenue yield.”
Liquidity and capital resources, page 57
Holding company structure, page 57
38.	Please clarify here and in the notes to your financial statements whether there are any restrictions on the Company’s ability to obtain dividends or loans from its subsidiaries imposed by loan or other agreements. Refer to the requirements of Rule 4-08(e) (3) of Regulation S-X.
Response:
The Company has added disclosure on page 57 and to Note 6 of its unaudited condensed consolidated financial statements for the nine months ended September 30, 2003 and 2004 to clarify that there are no such restrictions.
39.	Discuss the nature and the extent of any restrictions on the ability of the subsidiaries to transfer funds to the company and the impact that these restrictions may have on the company’s ability to meet its cash obligations. Please refer to Item 5.B.1(b) of Form 20-F.
Response:
The Company confirms that there are no such restrictions.
Working capital, page 58
40.	Revise your disclosure to quantify the portion of the $800 million Senior Secured Credit Facility that is currently available.
Response:
The Company has revised the disclosure on page 58 to add the amount available under the $800 million Senior Secured Credit Facility as of September 30, 2004.

Mr. Max A. Webb
January 31, 2005

Indebtedness, page 59
41.	Please provide the maturity profile and the interest rate structure of your indebtedness.
Response:
The Company has revised the Registration Statement on page 59 to provide a maturity profile and the interest rate structure of its indebtedness.
Related Party Transactions
Contributions from Star Cruises Limited, page 61
42.	We note the disclosure in the last paragraph on page 61 indicating that “The balance outstanding at December 31, 2003 was satisfied through the reorganization. Thus, we have classified the “amount due to Parent” on our balance sheet as a long-term liability at December 31, 2002 and 2003”. Although we understand the reasoning for classifying the December 31, 2002 amount due to Parent as a long-term liability (i.e., Star Cruises agreement not to demand repayment during 2003), we do not understand the rationale for classifying the entire amount due to Parent balance at December 31, 2003 as a long-term liability in your financial statements. In this regard, although the portion of this obligation that was capitalized as equity as part of the recapitalization transaction during 2004 appears to satisfy the conditions outlined in paragraphs 10 and 11 of SFAS No.6 required for classification as a long-term obligation, we do not believe that the amounts that were repaid or settled through the transfer of certain ships and related debt during 2004 meet these conditions. Please revise your December 31, 2003 financial statements to reflect such amounts as a current liability or explain in detail why this is not required. We may have further comment upon receipt of your response.
Response:
The Company classified the $375 million portion of the amount due to Parent as long-term in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced, an amendment of ARB No. 43, Chapter 3A” (“SFAS No. 6”) because that amount was settled by a combination of (i) long-term assets, which were comprised of certain ships with an aggregate carrying value of $778 million that were transferred to Star Cruises Limited, and (ii) long-term debt, consisting of outstanding borrowings of $403 million under the company’s Fleet Loan Facility at December 31, 2003, that was assumed by Star Cruises Limited. As further discussed in Note 12 to the December 31, 2003 annual consolidated financial statements, this Reorganization was completed subsequent to the December 31, 2003 balance sheet but prior to the issuance of the annual financial statements.
Regarding the classification of the Fleet Loan Facility, although that facility was scheduled to mature in December 2004, the Company classified the $403 million outstanding balance as long-term at December 31, 2003, in accordance with the guidance in SFAS No. 6, paragraph 11, since there was a post balance sheet date issuance of new debt at Star Cruises Limited

Mr. Max A. Webb
January 31, 2005

prior to the issuance of the Company’s financial statements for the year ended December 31, 2003. This refinancing resulted in this short-term obligation of the Company being refinanced on a long-term basis. As such, the outstanding borrowings of $403 million were appropriately recorded as long-term.
As a result of the above, the Company believes that the classification of the amount due to Parent as long-term at December 31, 2003 is appropriate.
Business, page 70
Compensation of directors and management, page 91
Compensation of directors and management
43.	Supplementally advise whether the company is required to disclose or otherwise has disclosed in Bermuda the annual compensation of its executive officers and directors on an individual basis. See Form 20-F Item 6.8.
Response:
Bermuda counsel has informed the Company that it is not required to disclose the annual compensation of its executive officers and directors on an individual basis in Bermuda pursuant to Bermuda law and the Company has not done so.
Compensation of directors and management
Share option scheme for shares of Star Cruises Limited, page 92
44.	We note the disclosure on page 92 indicating that as of December 31, 2003, outstanding share options granted to NCL directors and members of management under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme were 16,772,250 and 9,575,430, respectively or 26,347,680 in total. This amount does not agree to the total number of outstanding options as of December 31, 2003 disclosed in Note 11 on page F-26 of 58,318,800 options. Please reconcile and revise these disclosures.
Response:
The Company’s original disclosure on Page 92 included outstanding options granted only to directors and executive officers, whereas its disclosure on page F-11 includes options issued to all employees, including directors and executive officers. To clarify this, the disclosure on page 92 of the Registration Statement has been revised as follows:
As of December 31, 2003, outstanding share options granted to NCL’s employees under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 1,219,800 and 58,319,800, respectively, including 1,219,800 and 5,611,080 granted to directors and executive officers, respectively. Such amounts exclude outstanding share options granted to the Chairman, President and Chief Executive Officer

Mr. Max A. Webb
January 31, 2005

of the Star Cruises Group, who also serves as the Chairman of the Board of Directors of the Company. At December 31, 2003, he had outstanding share options under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme of 15,552,450 and 3,964,350, respectively.
Principal shareholders, page 94
45.	Please present the information in this section in a tabular format.
     Response:
     The requested table has been provided on page 94.
The Reorganization, page 94
46.	If the arrangements with Star Cruises are on terms substantially the same as arms-length, please disclose. If not, please explain why.
Response:
The Company believes that its arrangements with Star Cruises are on terms substantially the same as arms-length arrangements, and has revised the disclosure on page 95 accordingly.
Description of notes, page 100
47.	Supplementally tell us what the “additional interest” you reference in the third paragraph is.
Response:
“Additional interest” refers to the penalty interest that the Company will be required to pay to noteholders if it fails to complete the exchange offer within 210 days after the issuance of the original notes or if certain other conditions contained in the Registration Rights Agreement are not satisfied, as further described on page 100.
Certain US federal income tax considerations, page 150
48.	Revise this caption and the opening paragraph to indicate that the discussion includes “material” U.S. federal income tax consequences. Also, if you intend to use a “short-form” tax opinion, name tax counsel here and clarify that this is your opinion and avoid using limiting language such as the reference to “summary” in the opening paragraph.
Response:
The Company has revised the opening paragraph to indicate that the discussion includes “material” U.S. federal income tax consequences on page 150.

Mr. Max A. Webb
January 31, 2005

The Company does not intend to use a “short-form” tax opinion.
Index to Consolidated Financial Statements
Consolidated Financial Statements
Note 2, Summary of Significant Accounting Policies
Stock-based compensation, page F-10
49.	We note from your SFAS No.148 disclosure on page F-10 the following:
•	For December 31, 2002, total stock-based employee compensation expense included in reported net income equals $218,000;

•	For December 31, 2002, total stock-based employee compensation expense determined under fair value based method for all awards equals $87,000.
Please explain in detail why total stock-based employee compensation expenses included in reported net income for 2002 is greater than total stock-based employee compensation expense as determined under the fair value based method. It appears that you may not have included all employee compensation expense determined under the fair value based method for all awards as required by paragraph 2(e) (c) of SFAS No. 148. Please advise or revise your filing accordingly.
Response:
The Company’s SFAS No. 148 disclosure included an insignificant error for both years ended December 31, 2002 and 2003, as employee compensation expense amounts included in reported net income (loss) were inadvertently not included in total stock-based employee compensation expense determined under fair value based method for all awards. The Company has revised the Registration Statement on page F-10 to correct the error.
Segment reporting, page F-11
50.	Based on the disclosures included in the business section of the filing, it appears that you offer a number of different product and service types including gaming, bar sales, spa services, gift shop, shore excursions, pre-cruise and post-cruise packages, etc. Please revise your filing to include the disclosures required by paragraph 37 of SFAS No.131 with respect to your various product and service types or explain why it is impractical to do so.
Response:
The Company notes that paragraph 37 of SFAS No. 131 requires that “an enterprise shall report the revenues from external customers for each product and service or each group of

Mr. Max A. Webb
January 31, 2005

similar products and services.” The Company believes that its business provides one service, which is the cruise experience. The Company’s primary source of revenues resulting from this service is the sale of tickets before the voyages. This source of revenue represented 75.8%, 73.5% and 73.1% of total revenues for the years ended December 31, 2002 and 2003 and nine months ended September 30, 2004, respectively. The Company separately reports these revenues in its statements of operations.
The Company’s secondary source of revenues results from sales of cruise experience enhancements to passengers who are on voyages, including beverage sales, spa services, internet cafes, art auctions, shore excursions, pre-cruise and post-cruise packages, passenger baggage and cancellation insurance, gaming, meals in certain specialty restaurants and revenues from onboard retail sales. The Company separately reports these revenues in its statements of operations as onboard and other revenues.
Since (i) the onboard and other revenues are derived from the same customers as those from whom the Company generates passenger ticket revenue and (ii) the Company considers them to be similar services (i.e., cruise enhancements), it believes that paragraph 37 of SFAS No. 131 allows it to group these services in its financial reporting.
Additionally, the Company notes that while the aggregate total of onboard and other revenue is significant, representing 24.2%, 26.5% and 26.9% of total revenue for the years ended December 31, 2002 and 2003 and nine months ended September 30, 2004, respectively, no individual underlying service is significant (i.e., all individual types were less than 7.5% of total revenues for the years ended December 31, 2002 and 2003, respectively). The Company does not anticipate any individual item will become significant in the future.
Leases, page F-11
51.	Please confirm and revise Note 2 to clarify whether rental payments associated with operating leases are recognized on a straight-line basis over the related term of the lease. If not, please explain why you believe your current expense recognition practices are appropriate.
Response:
The Company confirms that it recognizes rental payments associated with operating leases on a straight-line basis over the related term of the lease and has revised its disclosure in Note 2 to reflect this.
Goodwill and tradenames, page F-12 and Recoverability of long-lived assets, page F-13
52.	We note the following information from the filing:
•	net losses three out of the four years from December 31, 2000 – 2003;

•	net losses continue for the six months period ended June 30, 2004;

Mr. Max A. Webb
January 31, 2005

•	You have an accumulated deficit of $119,935,000 at June 30, 2004;

•	A full valuation allowance is recorded against deferred tax assets;

•	As a result of your annual goodwill and other indefinite lived intangible assets impairment test in the fourth quarter of 2003, you determined that the tradenames of Orient Lines were impaired;

•	Due to the triggering event of “the accident on the Norway”, an impairment test was performed during the year ended December 31, 2003 to review the carrying value of the Norway ship, as a result the company recorded an impairment charge of $3.2 million;

•	Besides the impairment described above, no impairment charges were taken on long-lived assets to be held and used during 2002, 2003 or the six month ended period June 30, 2004;

•	No impairment charges were taken on goodwill during 2002, 2003 or the six month ended period June 30, 2004.
In consideration of the above factors, please advise us of the separate dates of your long-lived asset impairment tests for the fiscal year ended December 31, 2002, 2003 and for the interim period ended June 30, 2004. If no impairment test was completed during the six-month period ended June 30, 2004, please explain why this was not required pursuant to paragraph 8(c) of SFAS No. 144. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis, and for those long-lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived asset to be held and used was necessary for the periods presented in the filing.
Response:
In January 2004 and 2003, the Company completed its annual impairment analysis on each individual ship as of December 31, 2003 and 2002, respectively, in accordance with SFAS No.144 by comparing the undiscounted expected future cash flow of each ship to its carrying value. The underlying methodologies and assumptions used were consistent for both periods. Significant assumptions used relating to each ship’s revenues and operating expenses primarily include itinerary, passenger occupancy and rates, increase in capacity through delivery of additional ships, and payroll and fuel costs. Other significant assumptions include allocation of select expenses to certain ships, capital expenditures, residual value, foreign currency exchange rates and taxes.
An impairment test relative to any of the ships was not completed during any period subsequent to December 31, 2003, since the Company believes no events prescribed by paragraph 8 of SFAS No.144 occurred to trigger such requirement. The Company’s

Mr. Max A. Webb
January 31, 2005

conclusion was based on the operating results of the ships remaining in its fleet, which continued to substantially perform within the projections utilized for the December 31, 2003 impairment test. Note that in addition to testing the ships in operations, the Company also considered whether any triggering events had occurred relative to its three ships under construction. Since the accumulation of costs for each ship was not in excess of the amount originally expected for construction, the Company concluded that in accordance with paragraph 8(d) of SFAS No. 144, no triggering event had occurred. For further discussion relative to the Pride of America, see the Company’s response to comment letter item 66.
The Company’s intangible assets consist of goodwill and trade names, all of which are considered indefinite lived. In January 2004 and 2003, the Company’s annual valuation of its goodwill and trade names was prepared as of December 31, 2003 and 2002, respectively, in accordance with paragraphs 17 and 26 of SFAS No. 142. To estimate fair value, these analyses utilized the expected future cash flows prepared for its SFAS No. 144 analysis of the ships as a basis. Additionally, the goodwill analysis considered fair value estimated by (i) the guideline company method whereby the Company estimated value based on market values of companies with similar operations and (ii) the transaction approach whereby the Company estimated fair value based on a recent sale transaction of a similar company.
Relative to the Company’s trade names (Norwegian Cruise Line and Orient Lines), the impairment valuations were based on the estimated value of the theoretical business which would result from aggregating the operations of the ships which utilize each trade name. The evaluation for the year ended December 31, 2002 of the theoretical business underlying the Orient Lines brand included operations of two ships. However, the Company made a decision in the fourth quarter of 2003 to operate one of those ships under the Norwegian Cruise Lines brand, rather than the Orient Lines brand. Accordingly, the December 31, 2003 impairment analysis for the Orient Lines brand included the theoretical business of only one ship and resulted in an impairment charge to the Orient Lines brand. A similar analysis of the Norwegian Cruise Line brand indicated no impairment for either period.
Since the Company has not seen any adverse trends subsequent to December 31, 2003 relative to any of the ships operating under either brand, it concluded that a subsequent detailed impairment analysis of either trade name has not been required. Since the Company’s business is seasonal, with the third quarter being the highest season, the Company anticipates in its budget losses for the first six months of each year. While the Company has experienced increased losses for the six months ended June 30, 2004 as compared to the same period of the previous year, these losses are attributable to the start-up of the Hawaii business. Excluding those costs, operations for the six months ended June 30, 2004 as compared to the same period of the previous year have met the Company’s expectations.
Relative to goodwill, the Company has concluded that its business has one operating segment, with each ship considered to be a component. Since each component

Mr. Max A. Webb
January 31, 2005

constitutes a business for which discrete financial information is available and management regularly reviews the operating results, each component is considered a reporting unit. Since all of the Company’s reporting units have similar economic characteristics, including similar margins, the Company aggregates all of these units in assessing goodwill, as prescribed by paragraph 30 of SFAS 142. The Company’s annual goodwill impairment analyses as of December 31, 2002 and 2003 both indicated that the estimated fair value of the aggregated reporting unit, including all ships and related trade names, exceeded the carrying amount of the aggregated reporting units and, accordingly the second step of the goodwill impairment test was not required. As discussed above, there have been no adverse trends subsequent to December 31, 2003 which would indicate an impairment charge was subsequently necessary.
The Company has revised its segment reporting disclosure included in Note 2 of its audited consolidated financial statements for the years ended December 31, 2002 and 2003 to clarify reporting units and aggregation of them.
53.	In addition provide us with a summary of material relevant facts, assumptions, and estimates you considered in your goodwill impairment analysis and further explain to us why you concluded that no impairment of goodwill was necessary for the periods presented in the filing. Also it is unclear from your current disclosure on page F-12 how you assess impairments on a “reporting unit” basis pursuant to paragraph 19 through 21 of SFAS No. 142. It appears that the criterion in paragraph 30 of SFAS No. 142 for reporting unit would be met on a ship by ship basis. Supplementally, tell us what “reporting unit” is used and revise your disclosure to reflect this policy. If you believe that it is more appropriate to consider impairment at another level, completely and clearly tell us how management evaluates its impairment and how you have defined your reporting units, including why you do not believe that discrete financial information is available on a ship by ship basis.
Response:
Please see the Company’s response to item 52 above.
Note 4, Acquisition of NCLH, page F-16
54.	Please tell us and revise Note 4 to disclose the Company’s planned accounting treatment in the event that it is required to pay the various former shareholders of NCL Holding ASA additional amounts as a result of the pending litigation described in Note 4. If you do not plan to expense these amounts, please explain why you believe the planned treatment is appropriate and in accordance with the guidance outlined in APB No. 16 and SFAS No. 38. We may have further comment upon receipt of your response.

Mr. Max A. Webb
January 31, 2005

Response:
The Company believes that additional consideration paid in connection with the ruling of the Oslo City Court should be recorded as additional purchase price (an increase to goodwill). The Company believes that the payment of such additional purchase price in connection with the ruling of the Oslo City Court is similar to amounts paid in situations where there are dissenters’ rights. The Company would record the acquisition of the minority interest at the fair value cost paid to acquire the minority interest. In this case, the fair value paid to the minority interest would be determined by the Court.
The Company notes that the additional consideration to the minority shareholders is based on the Court making a final determination of the fair value of the price of the shares at the time of the acquisition. The Company does not believe that this is litigation arising from the acquisition or the actions of the parties at that time, but rather a final determination of the fair value of the shares being purchased from the minority shareholders on the compulsory acquisition (this is similar to a statutory “squeeze-out” merger in the United States where the minority shareholders have dissenter rights to seek adjudication of fair value). Therefore, the Company believes that the guidance in FASB Statement No. 141 allows it to record the additional amounts paid to the other shareholders, if any, as additional consideration.
In addition, the Company has a contractual agreement to pay additional consideration if certain future events occurred to the other shareholders who are not directly covered by the ruling of the Oslo City Court. The Company believes that this is similar to contingent consideration under paragraphs 25-31 of FASB Statement No. 141. Since such additional amounts are not based on security prices or the provision of services, the payment of such additional amounts would be treated as an additional cost of the acquired entity. Consistent with other aspects of FASB Statement No.141, the incremental purchase price will be recorded at the time such amounts are finally determined.
The Company has added the following disclosure to Note 4 on page F-16:
“The Company will record additional amounts paid to the minority shareholders as a result of the final determination of the Oslo City Court or as a result of the terms of the respective stock purchase agreements described above as additional purchase price at the time such amounts are finally determined.”
Note 7, Related Party Disclosures, page F-20
55.	We note the disclosure indicating that the Company has substantially been funded since its inception by advances from Star Cruises. We further note that the advances due to Star Cruises at December 31, 2002 and 2003 are non-interest bearing. Given the non-interest bearing nature of these advances, please revise to include an analysis of the inter-company debt balances during each period presented in the Company’s statements of operations and disclose the average balances of these advances during each of these periods. Refer to the guidance outlined in SAB Topic 1: B, Question 4.

Mr. Max A. Webb
January 31, 2005

Response:
The Company has revised its related party disclosure included in Note 7 in its audited financial statements for the years ended December 31, 2002 and 2003 to include an analysis of the inter-company debt balances and to disclose average balances of advances during each of these periods in accordance with SAB Topic 1:B, Question 4.
56.	Also, please confirm that all expenses incurred by Star Cruises on the Company’s behalf have been included in the Company’s financial statements. If not, please revise to reflect such expenses as a capital contribution in the Company’s financial statements. Additionally, to the extent that the Company’s financial statements include any costs that have been incurred and allocated to it by the parent, please disclose the nature and amount of these allocated costs and the allocation methods used and provide a representation by management in the Company’s financial statements that the allocation methods used were reasonable. Refer to the requirements of SAB Topic 3: B, Questions 1 and 2.
Response:
The Company confirms that all expenses incurred by Star Cruises Limited on its behalf have been included in its financial statements. Additionally, the Company’s financial statements do not include any costs incurred by Star Cruises Limited which are allocated to the Company.
Note 9, Commitments and contingencies, page F-22 and F-23
Material litigations
57.	We note the disclosure in Notes 9(d)(iv) and (d)(vii), which you state that (1) “Management is of the opinion that the repairs relating to the physical property damages will be covered by the vessel’s hull and machinery insurance policy and the personal injury claims are covered by the vessel’s protection and indemnity policy” and (2) “In the normal course of the Company’s business, various other claims and lawsuits have been filed or are pending against the Company. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Company’s liability is typically limited to the Company’s deductible amount.” Note that provisions for losses associated with property and casualty matters or pending legal matters should be evaluated independently from any related claims for recovery from your insurance carrier since settlement of such matters could impact your results of operations in different periods. Please revise your filings to provide separate assessments regarding the potential impact of your losses associated with property and casualty matters or pending litigation and any related recoveries from insurance carriers. Refer to the guidance outlined in paragraph 16 of EITF No. 01-10, paragraph 17 of SFAS No. 5, paragraph 3 of FIN No. 30 and paragraphs 140 and 141 of SOP 96-1.

Mr. Max A. Webb
January 31, 2005

Response:
The Company has revised Note 9(d)(iv) to provide a separate assessment regarding the potential impact of loss associated with the S/S Norway accident and related recoveries from the insurance carrier. Due to the highly unusual circumstances surrounding the accident, an inordinate amount of time was needed to investigate the reason for the accident, determine possible actions to repair the damage and estimate the repair costs. The Company was unable to commence its assessment until various agencies, including the National Transportation Safety Board and the United States Coast Guard completed their evaluations. In addition, the Company decided to tow the ship from Miami, Florida to a shipyard in Europe before initiating an assessment of the damage and determining the cost to repair. The Company decided to tow the ship for two primary reasons (i) the Company did not want the ship to remain in South Florida during the hurricane season, since the ship could not remain in the Port of Miami if a hurricane were to threaten the area and (ii) the Company concluded that any repairs to the ship would most likely be done by a yard in Europe and therefore, it appeared most appropriate to have the assessment of the feasibility of repairing the damage completed at the shipyard. The ship arrived in the shipyard in Europe on July 24, 2003. Accordingly, during the period from May 25, 2003, date of accident, through September 30, 2003, the Company was unable to reasonably estimate and did not record a loss amount in accordance with SFAS 5 paragraph 8.
Prior to issuance of its December 31, 2003 financial statements, the Company was able to determine the feasibility of repairing the damage, and obtained estimates to complete the repairs. Accordingly, the Company was able to estimate the impact of the losses (between $19 million to $22 million) and recorded an impairment loss to the ship in the amount of $20 million. Additionally, prior to the issuance of its December 31, 2003 financial statements, the Company obtained confirmation through discussion with its insurance company that this amount would be reimbursed to the Company. Accordingly, the impairment loss to the ship, and the related insurance recovery impacted the same accounting period and are netted in the Company’s statement of operations for the year ended December 31, 2003.
Regarding the Company’s balance sheet classification at December 31, 2003 of the recoverable amount, the Company’s $20 million insurance receivable is included in property and equipment, net in its consolidated balance sheet. At the time of the issuance of the December 31, 2003 financial statements, the Company was unable to determine the exact timing of when the insurance payment would be received. As such, this receivable was classified as long-term. Since the reclassification does not have a material impact on the property and equipment balance (less than 1% of the balance at December 31, 2003) and does not change the total assets at December 31, 2003, the Company believes that such adjustment would not be material and therefore, no adjustment to the December 31, 2003 balance sheet has been recorded.
Relative to Note 9(d)(vii), the Company anticipates that the aggregate impact of the losses resulting from the claims and lawsuits referenced will not be material and further disclosure is not necessary. The Company has revised Note 9(d)(vii) to indicate that the aggregate impact is not anticipated to be material.

Mr. Max A. Webb
January 31, 2005

     Relative to other litigation matters, please see response 58 below.
58.	To the extent that you are exposed to material losses in excess of the amounts for which accruals have been established as implied by your discussion of “Contingencies” in your critical accounting policies and by the disclosure in Note 9, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with each of these matters. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y. Question 2.

Specifically, there are indications in Note 9 and elsewhere in the registration statement where it implies that a contingency exist and there is at least a reasonable possibility that a loss or additional loss may have been incurred, but you make no mention of an estimate of the possible loss or range of loss as required by FAS No. 5 paragraph 10. Please revise to disclose the amount or range of loss to which you are exposed. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure. Also, disclose the amounts of any accruals that have been established as required by paragraph 9 of SFAS No. 5.
Response:
The Company’s financial statements include a discussion of all pending matters that it considers material. However, the Company does not believe it is appropriate to specifically identify accrued amounts for each case, as such disclosure could significantly hinder its legal and negotiating positions and strategies. The Company agrees that quantitative disclosure on its legal matters is required under SFAS No. 5 and has revised Note 9 of its audited consolidated financial statements for the years ended December 31, 2002 and 2003 to include the following:
“The Company has evaluated its overall exposure with respect to all of its threatened and pending litigation. To the extent required, the Company has accrued amounts, as disclosed in Note 5, for all estimable probable losses associated with its deemed exposure. The Company is currently unable to estimate any other potential range of contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, the Company intends to vigorously defend its legal position on all claims and, to the extent necessary, seek recovery.”
Similar applicable disclosure has been included in Note 7 in the Company’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2004 and 2003.
Credit Card Processor and Other
59.	We note from Note 9(f) that you have provided letters of credit and restricted cash to your credit card processor to collateralize the risk to them in processing your credit

Mr. Max A. Webb
January 31, 2005

card sales transactions. Also, from Note 9(g) we note that “Some of the contracts you enter into include indemnification provisions that obligate the Company to make payments to the counterparty if certain events occur.” Furthermore, Note 9 (c) indicates that you maintain a $15.0 million performance guarantee for non-performance of transportation and other obligations to passengers. It would appear that all of these guarantee contracts have the characteristics as described in FIN No.45 paragraph 3(b) and (c). From the disclosure in MD&A and Note 9(c), (f), and (g), it appears that you did not record a liability for these guarantees as required by FIN No. 45 paragraph 9. We also note from your disclosure in Note 8, no disclosure related to the fair value of financial guarantees issued as required by FIN No. 45 paragraph 15. Please revise your filing to comply with FIN No. 45. Specifically, within Note 9 you should discuss the amount recorded and method(s) used in estimating the liability, including significant assumptions. Additionally, revise your MD&A to comply with Item 303(a) (4) of Regulation S-K and Note 8 to comply with the requirements of FIN No. 45 paragraph 15.
Response:
The letters of credit and restricted cash provided to the Company’s credit card processor, as noted in Note 9(f), and the $15.0 million performance guarantee required by the United States Federal Maritime Commission (“FMC”) to be maintained with respect to liabilities for non-performance of transportation and other obligations to passengers, as noted in Note 9(c), guarantee the Company’s own performance obligations primarily to future passengers who have paid in full or made deposits for future cruises. The letter of credit and restricted cash provided to the credit card processor relate to all passengers who have paid with credit cards, and the guarantee required by the FMC relates to all U.S. passengers on cruises departing from U.S. ports. Since these guarantees support the Company’s own future performance rather than another entity’s failure to perform, these guarantees are not within the scope of FIN No. 45, as indicated in paragraph 3(b). The Company appropriately accounts for all its liabilities to future cruise passengers as a liability (advance ticket sales) on its consolidated balance sheet.
As noted from Note 9(g), some of the Company’s contracts include indemnification provisions which obligate it to make payments to the counterparty if certain events occur. These provisions represent standard contract provisions relative to default or non-performance by either party under the related contract and essentially indemnify the counterparty to the contract for losses which would result from default or non-performance of the other party under the contract. Similar to the above, since these indemnifications support the Company’s own future performance rather than another entity’s failure to perform, these guarantees are not within the scope of FIN No. 45, as indicated in paragraph 3.(b).
Note 11, Employee Benefit and Stock Options, page F-26
60.	Please revise to disclose the weighted average exercise price associated with respect to options outstanding at the beginning and end of each period and the options

Mr. Max A. Webb
January 31, 2005

granted and forfeited during each period as required by paragraph 47(a) of SFAS No.123. Also, please note that the exercise prices should be disclosed in US dollars, your reporting currency, rather than in HKD. Also, please advise us in further detail of how the “liquidated damages” feature associated with certain stock options awards results in the requirement to use variable accounting for these awards.
Response:
The Company has revised the Registration Statement (i) to disclose the weighted average stock price at the beginning of the years ending December 31, 2002 and 2003 in order to be in compliance with paragraph 47(a) of SFAS No. 123 and (ii) to disclose all amounts in U.S. dollars.
The “liquidated damages” feature discussed in Note 11 refers to a clawback provision included in the Share Option Scheme which requires the grantee to pay the Company damages in cash if the grantee joins a competitor within six months of resigning from the Company. The damages consist of cash equal to 50% of the gains made on previously exercised options less the amount of income taxes paid, if any. The Company believes that the clawback provision represents a contingency in the price of the shares which delays the measurement date until the contingency is resolved or lapses and results in variable accounting for all of the Company’s stock options that are subject to the clawback provision.
Note 12, Subsequent events, page F-28
61.	Please revise your disclosure to reflect the actual amounts on April 23, 2004 that resulted from the Reorganization, as defined within your filing, rather than how it is presently disclosed using amounts on December 31, 2003. These amounts should be consistent with the disclosure in Note 3 on page F-33.
Response:
The Company has revised its subsequent events disclosure for its audited financial statements for the years ended December 31, 2002 and 2003 (Note 12) to reflect actual amounts on April 23, 2004 that resulted from the Reorganization. These amounts are consistent with the disclosure in Note 3 of the Company’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2003 and 2004.
Financial Statement Schedules
62.	Please file financial statement schedule II for each period, which an audited income statement is presented in the filing. Among other items that may be required, your schedule should include the allowance for deferred tax assets. The schedule should be examined by your independent accountants. Refer to Rule 5-04 of Regulation S-X.

Mr. Max A. Webb
January 31, 2005

Response:
In lieu of including financial statement schedule II, the Company has revised its income taxes disclosure included in its audited financial statements for the years ended December 31, 2002 and 2003 (Note 10) to reflect a roll forward of its tax asset valuation reserve accounts. The Company has concluded that no other significant valuation and qualifying accounts and reserves require disclosure in accordance with Rule 5-04 of Regulation S-X.
Condensed Consolidated Financial Statements
63.	Please address our above comments on the consolidated financial statements for the fiscal years ended December 31, 2002 and 2003 in the condensed consolidated financial statements for the interim period presented, where applicable.
Response:
The Company has addressed, where applicable, the above comments on both the audited consolidated financial statements for the years ended December 31, 2002 and 2003 and the condensed consolidated financial statements for the nine month periods ended September 30, 2003 and 2004.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2004 and 2003, page F-29
64.	Revise to present ship charter costs as a component of “total operating expense” consistent with other direct operating costs or explain why you do not believe this treatment is appropriate.
Response:
The Company has revised its unaudited condensed consolidated financial statements for the nine months ending September 30, 2003 and 2004 to present ship charter costs as a component of “total operating expense.”
Note 3, Reorganization Transaction, page F-33
65.	Please revise Note 3 to disclose the significant terms of the charter arrangements that have been entered into with Star Cruises for the six ships transferred to Star Cruises. Refer to the requirements of paragraph 2 of SFAS No.57.
Response:
The Company has revised Note 3 of its unaudited condensed consolidated financial statements for the nine months ended September 30, 2003 and 2004 to disclose the significant terms of the charter agreements in accordance with the requirements of paragraph 2 of SFAS No. 57.

Mr. Max A. Webb
January 31, 2005

Note 5, Property and Equipment, page F-35
66.	We note from the disclosure that on January 14, 2004 a “vessel under construction, Pride of America, took on excessive amounts of water and partially sank during a severe storm while under construction at the Lloyd Werft Bremerhaven (“Lloyd Werft”) shipyard in Germany causing a delay in the completion of the ship”, but do not see the disclosures as required by paragraph 26 of SFAS No. 144 or paragraph, 9 and 10, of SFAS No.5 related to the losses associated with this incident. We also note that you “anticipate that the insurance settlement proceeds and the financing currently in place will be sufficient to fund the completion of the ship.” Note that provisions for losses associated with property and casualty matters should be evaluated independently from any related claims for recovery from your insurance carrier since settlement of such matters could impact your results of operations in different periods.
Response:
The footnotes to the Company’s financial statements included in the Registration Statement do not include disclosures relative to paragraph 26 of SFAS No. 144 since an impairment charge relative to the Pride of America incident was not necessary.
The Company’s potential loss from the incident primarily relates to possible impairment to the carrying value of the vessel under construction (approximately $205.5 million at the time of incident (January 2004), at June 30, 2004 and at September 30, 2004) and to possible losses from operations resulting from delay in the ship’s delivery. The Pride of America’s construction risks at the time of incident were insured under a single insurance policy, with Lloyd Werft and the Company as the co-insured parties. This policy remains in place.
Relative to any possible impairment, SFAS No. 144, paragraph 8(d) states that an asset should be tested for impairment under a change in circumstance whereby management notes “an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).” Accordingly, the Company determined that since it had contracted for delivery of the ship at a fixed amount, an impairment charge could result under the circumstance whereby it determined it would be required to pay a higher price for the ship than anticipated prior to the incident. Otherwise, the carrying value should be considered recoverable and further analysis was not considered necessary.
As disclosed in Note 5 of the Company’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2004 and 2003, final settlement has been reached whereby Lloyd Werft is required to repair the ship’s damage and the ship’s insurance carrier is required to fund the repair. Lloyd Werft is required to deliver the completed ship to the Company. The Company anticipates that its total cost of the ship will be substantially the same as the amount anticipated prior to the incident and has concluded that the carrying value is recoverable.

Mr. Max A. Webb
January 31, 2005

The Company notes that the disclosure included in its unaudited condensed consolidated financial statements for the six months ended June 30, 2003 and 2004 may have implied that the losses from damage to the ship were borne by the Company and that the insurance recoveries will belong to the Company. However, this is not the case, as the losses and insurance recovery payments, which will be made to Lloyd Werft and their subcontractors, are those of Lloyd Werft. The Company has changed its Note 5 disclosure of its unaudited condensed financial statements for the nine months ended September 30, 2003 and 2004 to clarify this.
Relative to possible losses from operations resulting from delay in the ship’s delivery, the Company has concluded that there were no related losses or loss contingencies which would require accrual or additional disclosure in accordance with paragraphs 9 and 10 of SFAS No. 5.
67.	Please revise your filings to provide separate assessments regarding the potential impact of your losses associated with property and casualty matters and any related recoveries from insurance carriers. Also in this disclosure, please clearly state the impairment or amount accrued related to this incident and to the extent that you are exposed to material losses in excess of the amounts for which an impairment or accruals have been established, please revise the disclosure to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with these matters. Refer to the guidance outlined in paragraph 16 of EITF No. 01-10, paragraph 9, 10 and 17 of SFAS No. 5, paragraph 3 of FIN No. 30, SFAS No. 144 and S/S Topic 5:Y.
Response:
The Company believes that it has appropriately disclosed its assessments regarding potential impacts of losses associated with property and casualty matters and any related recoveries. As discussed in the response to item 66 above, there are no impairment amounts or estimated recoveries related to the Pride of America incident.
Age of Financial Statements
68.	The financial statements should be updated, as necessary, to comply with Items 8.A.4 and 8.A.S of Form 20-F at the effective date of the registration statement. In this regard, we noticed that on November 12, 2004, Star Cruises Limited, your parent company, has released September 30, 2004 earnings results. If financial information reporting revenues and income for NCL Corporation Ltd. for an annual or interim period more current than required by the aforementioned rule is made available to shareholders, exchanges, or others in any jurisdiction, that information should be included in the registration statement. Please advise or revise accordingly. Also, please note the requirements outlined in Instruction 2 to Item 8.A.4 of Form 20-F.

Mr. Max A. Webb
January 31, 2005

Response:
The Company has revised the Registration Statement to include unaudited condensed consolidated financial statements for the nine months ended September 30, 2003 and 2004 and unaudited condensed pro forma consolidated financial statements for the nine months ended September 30, 2004. Accordingly, the Company is in compliance with Items 8.A.4 and 8.A.5. of Form 20-F.
Exhibits
69.	If practical, please provide us with your exhibits in the next amendment so that we may have sufficient time to review them.
     Response:
     Certain of the exhibits have been provided together with the amended Registration Statement.
Consent from the independent registered certified public accountants
70.	Please provide a currently dated consent from the independent registered certified public accountants in a future amendment.
Response:
The Company has provided a currently dated consent from its independent registered certified public accountants in its amended Registration Statement.
Other
71.	Please be advised that when you publicly file your document, all previously filed amendments and correspondence should also be filed on Edgar. Please refer to Release No. 33-8099 which is available on our website at www.sec.gov/rules/final/33-8099.htm.
Response:
The Company notes the Staff’s comment.

     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned, Jeffrey L. Neurman or Seanna Garrison at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,
/s/ S.K. Kang
S.K. Kang

     cc:
Jeff Jaramillo
Linda Curkel
Celeste Murphy
Hanna Teshome
   Securities and Exchange Commission

Lamarr B. Cooler
Mark E. Warren
   NCL Corporation Ltd.